Exhibit (a)(14)
                            MCI WORLDCOM, Inc.

                                                           CONTACT:

                                                 For Media:       For Investors:
                                                Robin Halter       Gary Brandt
                                               MCI WorldCom       MCI WorldCom
                                              +1 202 887 2460    +1 601 360 8544


                                  PRESS RELEASE

                           ---------------------------

                               MCI WORLDCOM, INC.
                   ANNOUNCES EXTENSION OF THE EXPIRATION DATE
                             OF THE TENDER OFFER FOR
                   ORDINARY SHARES AND ADSs OF OZEMAIL LIMITED


         JACKSON, Miss., February 8, 1999-MCI WORLDCOM, Inc. (Nasdaq:WCOM) today announced that it is extending the expiration date of the cash tender offer, through its subsidiary UUNET Holdings Australia Pty Limited ("UUNET Australia"), to acquire all the ordinary shares (including shares represented by American Depositary Shares ("ADSs")) of OzEmail Limited (Nasdaq: OZEMY, ASX: OZM) to 1:00 A.M., New York City time, on Wednesday, 24 February, 1999 and at 5:00 P.M., Sydney time, on Wednesday, 24 February, 1999. MCI WorldCom noted that the other terms and conditions of the tender offer remained unchanged.

         UUNET Australia has been advised by the registry and the depositary for the offer that as of approximately 8:00 p.m., New York City time, on this date, 79,160,448 ordinary shares and 39,013,728 ordinary shares represented by ADSs and/or subject to guarantees of delivery have been validly tendered and not withdrawn which, together with the 21,863,174 ordinary shares already owned by UUNET, represent approximately 94% of the number of shares outstanding. Approximately 61% of the offerees who were registered holders of ordinary shares have tendered and not withdrawn their acceptances.

         UUNET Australia has commenced a cash tender offer for all ordinary shares of OzEmail Limited, including all outstanding ADSs represented by American Depositary Receipts, at US$2.20 per ordinary share (US$22.00 per ADS). As extended, the tender offer and withdrawal rights are now scheduled to expire at 1:00 A.M., New York City time, on Wednesday, 24 February, 1999 and at 5:00 P.M., Sydney time, on Wednesday, 24 February, 1999. Merrill Lynch is acting as the Dealer Manager in the United States and MacKenzie Partners, Inc. is acting as the Information Agent in connection with the offer. Sitel Corporation is assisting in contacting holders of ordinary shares in Australia to ascertain whether they have received the tender offer documentation and require assistance to understand and complete the documentation. The Offer to Purchase, the Part A Statement attached thereto and the related Acceptance and Transfer Form and Letter of Transmittal relating to the offer may be obtained by calling MacKenzie Partners, Inc. collect at (212) 929-5500 or toll free at (800) 322-2885.

         MCI WorldCom is a global communications company with revenue of more than US$30 billion and established operations in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. MCI WorldCom is a premier provider of facilities-based and fully integrated local, long distance, international and Internet services. MCI WorldCom's global networks, including its state-of-the-art pan-European network and transoceanic cable systems, provide end-to-end high-capacity connectivity to more than 38,000 buildings worldwide. For more information on MCI WorldCom, visit the World Wide Web at http://www.mciworldcom.com or http://www.wcom.com.